EXHIBIT 12.1

UTi WORLDWIDE INC.

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Fiscal years ended January 31,
	2013	2012	2011	2010	2009
Pre-tax (loss)/income from continuing operations (net of non-controlling interest in net income)	$(42,149)	$114,648	$107,852	$69,928	$7,488
Add: Fixed charges computed below	68,532	71,012	67,246	59,305	81,004
Minus: Capitalized interest	(6,908)	(4,156)	(1,935)	(1,379)	(1,558)

Consolidated earnings available for Fixed Charges	$19,475	$181,504	$173,163	$127,854	$86,934

Consolidated Fixed Charges
Interest per financial statements	$30,486	$31,908	$30,557	$22,942	$30,559
Portion of rentals (1/3) representing an interest factor	38,046	39,104	36,689	36,363	50,445

Consolidated Fixed Charges	$68,532	$71,012	$67,246	$59,305	$81,004

Consolidated Ratio of Earnings to Fixed Charges	.3x	2.6x	2.6x	2.2x	1.1x